Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 62-103

EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.	The name and registered address of the offeror:

HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario M5J 2V5

2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances.

On June 30, 2011, HudBay Minerals Inc. (“HudBay”) announced that it has acquired 13,500,000 Class A Shares (the “Shares”) of MacDonald Mines Exploration Ltd. (“MacDonald”) at a purchase price of C$0.13 per Share for total consideration of C$1,755,000. The Shares acquired by HudBay represent approximately 6.4% of MacDonald’s issued and outstanding Shares. The Shares were acquired on a private placement basis and are subject to customary resale restrictions.

3.	The designation and number or principal amount of securities and the offeror’s securityholder percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

As a result of the investment, HudBay currently owns and has control over 32,560,000 Shares (approximately 15.4% of the issued and outstanding Shares) and 9,530,000 share purchase warrants which, together with the Shares, represents approximately 19.1% of the issued and outstanding Shares on a partially-diluted basis.

4.	The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in above paragraph over which:

(i)	The offeror, either alone or together with joint actors, has ownership and control.

See item 3 above.

(ii)	The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

N/A

(iii)	The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place and the value in Canadian dollars of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

N/A

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The acquisition of the Shares is being made to assist in the financing, exploration and development of MacDonald’s mineral properties. HudBay is also evaluating and potentially pursuing, among other things, arrangements under which HudBay (or its designated affiliates) may acquire interests in MacDonald’s mineral properties, or a joint venture in respect of one or more such properties.

7.	The general nature and the material terms of any agreement other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

HudBay acquired the Shares pursuant to a subscription agreement dated June 30, 2011 on the terms described in item 2 above. Pursuant to the subscription agreement, among other things, MacDonald has granted to HudBay the right to participate in future equity financings that might be undertaken by MacDonald (for so long as HudBay holds at least five percent of the issued and outstanding Shares) on a basis that would permit HudBay to maintain its then current percentage equity ownership of MacDonald. The subscription agreement also contemplates certain customary “standstill” provisions, including a covenant not to acquire ownership of any outstanding securities issued by MacDonald or any of its subsidiaries, or any rights or options to acquire such ownership, for a twelve month period following the closing.

8.	The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

N/A

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 2 above.

10.	When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.

N/A

11.	When applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

The Shares were issued in reliance on the “accredited investor” exemption from the prospectus and registration requirements of applicable securities laws pursuant to National Instrument 45-106 (“NI 45-106”).

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DATED this 30th day of June, 2011.

HUDBAY MINERALS INC.

Per:	(signed)	Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Senior Legal Counsel